June 16, 2015

Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Re:	Gulf Resources, Inc. Form 10-K Filed March 13, 2015 File No. 1-34499

Dear Mr. O’Brien:

On behalf of Gulf Resources, Inc., a Delaware corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated May 29, 2015 with respect to the Form 10-K Form filed on March 13, 2015 and Form 10-K/A filed on April 29, 2015 (collectively, the “10-K”) by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses.

Concurrently with the submission of this letter, the Company is filing via EDGAR Amendment No. 2 to the 10-K (the “10-K/A”) in response to the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 1. Business, page 1

Government Regulation, page 9

1.
We note your disclosure on page 9 regarding hundreds of entities with smaller operations operating without licenses in Shandong Province. Please consider including a risk factor that discusses the risk associated with the operations of such unlicensed entities.

In response to the Staff’s comment, this section has been revised.  Please refer to page 20 of the 10-K/A.

2.
We note your disclosure at the top of page 10 that you have been granted environmental certification from the PRC Bureau of Environmental Protection. Please expand your disclosure to include the duration of such certification.

In response to the Staff’s comment, this section has been revised.  Please refer to page 10 of the 10-K/A.

Item 1A. Risk Factors, page 10

If we do not pass the review and approval for renewing our bromine . . ., page 11

3.
We note your disclosure under this risk factor regarding your licenses and the audit procedure associated with such licenses is not included in the section titled “Government Regulation” on page 9. Please include disclosure under the section titled “Government Regulation” discussing all material regulatory requirements.

In response to the Staff’s comment, this section has been revised.  Please refer to page 9 of the 10-K/A.

Note 10-Equity, page F-18

4.
We note your disclosure that your shareholders approved an amended and restated certificate of incorporation on June 18, 2013, which was subsequently filed with the Secretary of State of the State of Delaware. Please file your amended and restated articles of incorporation as an exhibit. See Item 601(b)(3)(i) of Regulation S-K.

In response to the Staff’s comment, the 10-K has been revised.  Please refer to page 66 and Exhibit 3.9 of the 10-K/A.

Exhibits, page 53

Exhibit 10.15, page 55

5.
We note that this exhibit number refers to the Acquisition Agreement, dated January 12, 2015, while Exhibit 10.1 to your 8-K filed on January 14, 2015, incorporated by reference is titled “Equity Interest Transfer Agreement.” We further note your disclosure in the body of your Form 10-K regarding the Equity Interest Transfer Agreement dated January 12, 2015. To avoid investor confusion, please refer to this agreement in your exhibit list as the “Equity Interest Transfer Agreement.”

In response to the Staff’s comment, the 10-K has been revised.  Please refer to page 67 of the 10-K/A.

Form 10-K/A filed on April 29, 2015

Item 10. Directors, Executive Officers and Corporate Governance, page 1

6.
For each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e)(1) of Regulation S-K. We note that we issued a similar comment in our letter dated July 15, 2011. Please confirm your understanding and commitment to comply with Item 401(e)(1) of Regulation S-K.

In response to the Staff’s comment, this section has been revised.  Please refer to pages 54 and 55 of the 10-K/A.

Section 16(a) Beneficial Ownership Reporting Manual, page 5

7.
We note your disclosure that Yang Zou made one late Form 4 filing during 2014. Please tell us the number of transactions on the late Form 4 filed by Yang Zou. We note the number of transactions on a late filing is required disclosure. See Item 405(a)(2) of Regulation S-K.

In response to the Staff’s comment, this section has been revised.  Please refer to page 58 of the 10-K/A.

Item 13. Certain Relationships and Related Transactions, page 10

Certain Relationships and Related Transactions, page 10

8.
We note your disclosure under Note 7 to the financial statements in your annual report on Form 10-K for the fiscal year ended December 31, 2014. Please tell us why you did not include similar disclosure under this Item 13.

In response to the Staff’s comment, this section has been revised.  Please refer to page 64 of the 10-K/A.

Please note that attached hereto as Exhibit A is the written acknowledgement by Min Li. Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filings, please contact me at +86 10 5954 3501.

Very truly yours,

/s/ Lawrence Venick
Lawrence Venick

cc:      Min Li (Gulf Resources, Inc.)

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 29, 2015 with respect to the Form 10-K filed on March 13, 2015 and Form 10-K/A filed on April 29, 2015 (collectively, the “10-K”) by Gulf Resources, Inc. (the “Company”), the undersigned hereby acknowledges that in connection with Amendment No. 2 to Schedule 10-K filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Gulf Resources, Inc.

By:	/s/ Min Li
Name:	Min Li
Title:	Chief Executive Officer